Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Brookfield Office Properties Inc.

 Corporate name / Dénomination sociale

074605-3

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l'article 178 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2014-06-09

Date of Amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination sociale Brookfield Office Properties Inc.

2	Corporation number Numéro de la société 074605-3

3	The articles are amended as follows Les statuts sont modifiés de la façon suivante

The corporation changes the minimum and/or maximum number of directors to: Les nombres minimal et/ou maximal d’administrateurs sont modifiés pour :
	Min. 3	Max. 10

The corporation makes other changes as follows: La société apporte d’autres changements aux statuts comme suit : See attached schedule / Voir l'annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par

Michelle L. Campbell

Michelle L. Campbell

 212-417-7514

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

SCHEDULE A

1.	The articles of incorporation (the "Articles") of Brookfield Office Properties Inc. (the "Corporation") be amended to remove paragraph (b) in Schedule L found in the Restated Articles of Incorporation of Brookfield Properties Corporation dated September 2, 2002:

''The articles of the Corporation be amended to provide that every shareholder of the Corporation entitled to vote at an election of directors has the right to cast thereat a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in such manner as he sees fit, and where he has voted for more than one candidate without specifying the distribution of his votes among such candidates, he shall be deemed to have divided his votes equally among the candidates for whom he voted."

and replaced with the following:

"At any shareholders meeting at which directors are to be elected, a separate vote of shareholders shall be taken with respect to each candidate nominated for director."